

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2011

Ramsey K. Hamadi
Chief Financial Officer
NewBridge Bancorp
1501 Highwoods Boulevard, Suite 400
Greensboro, NC 27410

> **Re: NewBridge Bancorp**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **File No. 0-11448**

Dear Mr. Hamadi:

We have completed our review of this filing and have no further comments.

You may contact David Lyon at 202- 551-3421with any questions.

Sincerely,

Michael Seaman
Special Counsel